UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    EGL, Inc.
    ------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $0.001 per share
    ------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   268484 10 2
    ------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700

    ------------------------------------------------------------------------
          ( NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                February 7, 2007
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                                 --------------

         EXPLANATORY NOTES: This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by James R. Crane and the other reporting persons (collectively, the "Reporting Persons") identified in the Schedule 13D filed on January 22, 2007 (the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") relating to the common stock, par value $0.001 per share ("Common Stock"), of EGL, Inc. (the "Issuer"). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The disclosure in Item 3 is hereby supplemented by adding the following after the last paragraph thereof:

         On February 7, 2007, the Special Committee announced that it had been notified by General Atlantic that General Atlantic had withdrawn as an equity sponsor for the Proposal. General Atlantic indicated that its participation in the Proposal was withdrawn due to an expected shortfall in the Issuer's fourth quarter 2006 results, as compared to amounts previously anticipated by analysts and by General Atlantic. The Reporting Persons intend to pursue one or more alternative equity sources to replace General Atlantic and they intend to present a revised offer to the Board of Directors reflecting any such new equity commitments. There can be no assurance that any revised offer or definitive offer will be made, the terms of any such offer, that any agreement will be executed or that this or any other transaction will be approved or consummated.

         ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth or incorporated by reference in Item 3 is incorporated by reference in its entirety into this Item 4.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Item 3 is incorporated by reference in its entirety into this Item 6.

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                                     Dated: February 8, 2007



                                                       *
                                            ------------------------------------
                                            JAMES R. CRANE



                                                       *
                                            ------------------------------------
                                            E. JOSEPH BENTO



                                                       *
                                            ------------------------------------
                                            RONALD E. TALLEY



                                                       *
                                            ------------------------------------
                                            GREGORY WEIGEL



                                                       *
                                            ------------------------------------
                                            KEITH WINTERS



                                                       *
                                            ------------------------------------
                                            VITTORIO FAVATI

* Margaret Barradas, by signing her name hereto, does sign this document on behalf of each of the persons indicated above for whom she is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.


                                                /S/MARGARET BARRADAS
                                            ------------------------------------
                                            MARGARET BARRADAS